FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT INDEX

99.1	Press Release dated April 30, 2009 ("Turkcell Signs 3G License Agreement")

EXHIBIT 99.1

TURKCELL SIGNS 3G LICENSE AGREEMENT

Subject:  Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

On November 28, 2008, we announced that Turkcell has been granted the A Type license providing the widest frequency band, for a consideration of EUR358 million (excluding VAT)following the 3G tender for the issue of the four separate licenses by the Information and Communication Technologies Authority (“the ICTA”) regarding the authorization for providing IMT 2000/UMTS services and infrastructure.

Turkcell has now signed a license agreement with the ICTA and paid EUR422.4 million, including VAT, to the Turkish Treasury.

Mr. Sureyya Ciliv, Turkcell's CEO, commented; “We are very pleased and proud of our contribution to the economy through the license fee we paid and introducing 3G technology to our country. 3G technology will greatly enhance mobile communications, increase mobile internet usage, lead to new developments in terms of convergence and very positively contribute to the lives of the Turkish people and to our economy”.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Savaş Ata Yavuz
Investor & Int. Media Relations	Accounting
Division Head	Division Head
30.04.2009, 17:30	30.04.2009, 17:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 30, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 30, 2009	By:	/s/ Savaş Ata Yavuz
Name: Savaş Ata Yavuz Title: Accounting - Division Head